As filed with the Securities and Exchange Commission on December 5, 1996
                                                  Registration No. 333-
========================================================================
      SECURITIES AND EXCHANGE COMMISSION
            Washington, D.C. 20549
              ___________________
                   FORM S-3
            REGISTRATION STATEMENT
                     Under
          THE SECURITIES ACT OF 1933
              ___________________

            CMS ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

                   Michigan
(State or other jurisdiction incorporation or organization)

                  38-2726431
     (I.R.S. Employer Identification No.)

       Fairlane Plaza South, Suite 1100
             330 Town Center Drive
           Dearborn, Michigan  48126
                (313) 436-9200
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)
              ___________________
                Alan M. Wright
Senior Vice President, Chief Financial Officer and Treasurer
       Fairlane Plaza South, Suite 1100
             330 Town Center Drive
           Dearborn, Michigan  48126
                 313-436-9560
(Name, address, including zip code, and telephone number,
  including area code, of agent for service)
              ___________________

It is respectfully requested that the Commission send copies of all notices, orders and communications to:

             Michael D. VanHemert
            CMS Energy Corporation
             Fairlane Plaza South
             330 Town Center Drive
                  Suite 1100
           Dearborn, Michigan  48126
              ___________________

    Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement as determined by market and other conditions.
              ___________________

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:
             ---

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: X
                                           ---

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
        ---

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                             ---

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.
                         ---

                     CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Title of each class   Amount      Proposed            Proposed          Amount of
of securities to be   to be       maximum offering    maximum aggregate Registration
 registered           registered  price per security  offering price    fee
                                   (1)(2)              (1)(2)            (1)
-----------------------------------------------------------------------------------------------------------------------
Senior Debt Securities
  Subordinated Debt
  Securities CMS
  Energy Common Stock,
  par value $.01 per
  share (3)

  Total              $500,000,000     100%           $500,000,000      $151,515
-----------------------------------------------------------------------------------------------------------------------

(1)       There are being registered hereunder such presently indeterminate principal amount or number of Debt Securities which may be senior or subordinated.

(2)       Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(o) under the
          Securities Act of 1933 which permits the registration fee to be calculated on the basis of the maximum offering price of all the securities listed, the table does not specify by each class information as to the amount to be registered, proposed maximum offering price per unit or proposed maximum aggregate offering price.

(3)       CMS Energy Common Stock may be issued upon conversion of Subordinated Debt Securities.  Pursuant to Rule 457(i)
          under the Securities Act of 1933, no registration fee is required with respect to shares of CMS Energy Common
          Stock, as no separate consideration will be received for such CMS Energy Common Stock issuable upon conversion.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration
Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this
Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

Prospectus (Subject to Completion)
Issued
                 $500,000,000

            CMS ENERGY CORPORATION

            Senior Debt Securities
         Subordinated Debt Securities
               _________________

    CMS Energy Corporation, a Michigan corporation ("CMS Energy"), may offer, from time to time, up to $500,000,000 aggregate principal amount of its (i) unsecured senior debt securities (the "Senior Debt Securities") consisting of debentures, notes or other unsecured evidence of indebtedness, (ii) unsecured subordinated debt securities (the "Subordinated Debt Securities," and together with Senior Debt Securities, the "Debt Securities") consisting of debentures, notes and other unsecured evidence of indebtedness, or any combination of the foregoing, in each case in amounts, at prices and on terms to be determined at or prior to the time of sale. See "Description of Securities."

    As of September 30, 1996, CMS Energy had outstanding approximately $1,720,382,319 aggregate principal amount of indebtedness, none of which was secured. None of such indebtedness would be senior to any Senior Debt Securities which may be issued. All of such indebtedness would be senior to any Subordinated Debt Securities which may be issued. The indenture, as supplemented, pursuant to which the Senior Debt Securities will be issued, contains certain limitations on the issuance of additional debt by CMS Energy, but indebtedness issued within such limitations could be secured and therefore senior to unsecured Senior Debt Securities. The indenture pursuant to which the Subordinated Debt Securities will be issued contains no limitation on the issuance of indebtedness ranking senior to the Subordinated Debt Securities.

    Specific terms of the particular Debt Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying Prospectus Supplement or Supplements, together with the terms of the offering of the Offered Securities, the initial price thereof and the net proceeds from the sale thereof. Each Prospectus Supplement will set forth with regard to the particular Offered Securities, without limitation, the designation, aggregate principal amount, denomination, maturity, any exchange, conversion, redemption or sinking fund provisions, provisions for redemption at the option of the holder, interest rate (which may be fixed or variable), the time and method of calculating interest payments, the right of CMS Energy, if any, to defer payment of interest on the Offered Securities and the maximum length of such deferral period, any listing on a securities exchange and other specific terms of the offering.

                    _______________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
 STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
      ANY REPRESENTATION TO THE CONTRARY
            IS A CRIMINAL OFFENSE.
                _______________

    CMS Energy intends to sell the Offered Securities through underwriters, dealers, agents or directly to a limited number of purchasers. The names of, and the Offered Securities to be purchased by, or through, underwriters, dealers or agents, if any, the compensation of such persons and other special terms in connection with the offering and sale of such Offered Securities will be set forth in the related
Prospectus Supplement. See "Plan of Distribution" herein.

This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.
                _______________

 The date of this Prospectus is _____________.

    NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY
TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CMS ENERGY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.


             AVAILABLE INFORMATION

    CMS Energy is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Information, as of particular dates, concerning CMS Energy's directors and officers, their remuneration, the principal holders of CMS Energy's securities and any material interest of such persons in transactions with CMS Energy is disclosed in proxy statements distributed to shareholders of CMS Energy and filed with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding CMS Energy. The outstanding shares of CMS Energy Common Stock (as defined herein) are listed on the New York Stock Exchange (the "NYSE") and reports, proxy statements and other information concerning CMS Energy may also be inspected and copied at the offices of such exchange at 20 Broad Street, New York, New York 10005.

                _______________


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by CMS Energy with the Commission (File No. 1-9513) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus and shall be deemed to be a part hereof:
(i) CMS Energy's Annual Report on Form 10-K for the year ended
December 31, 1995; (ii) CMS Energy's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30, and September 30, 1996; and
(iii) CMS Energy's Current Reports on Form 8-K dated February 23,
April 23, 1996 and November 15, 1996; and (iv) the description of the CMS Energy Common Stock contained in CMS Energy's Amendment No. 1 to Registration Statement on Form 8-B dated May 6, 1987, as amended by Amendment No. 1 thereto filed November 22, 1996 ("8-B Registration Statement").

    All documents subsequently filed by CMS Energy pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made by this Prospectus (the "Offering") shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    CMS Energy undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to CMS Energy at its principal executive offices located at Fairlane Plaza South, Suite 1100, 330 Town Center Drive, Dearborn, Michigan 48126,
Attention: Office of the Secretary, telephone: (313) 436-9200.

    Certain information contained in this Prospectus summarizes, is based upon, or refers to information and financial statements contained in one or more Incorporated Documents; accordingly, such information contained herein is qualified in its entirety by reference to such documents and should be read in conjunction therewith.
                _______________


                  CMS ENERGY
    CMS Energy, incorporated in 1987, is the parent holding company of Consumers Power Company ("Consumers") and CMS Enterprises Company ("Enterprises"). Consumers, a combination electric and gas utility company serving all of Michigan's Lower Peninsula, is the largest subsidiary of CMS Energy. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several energy-related businesses including: (i) oil and gas exploration and production, (ii) development and operation of independent power production facilities, (iii) marketing gas to utility, commercial and industrial customers and (iv) transmission, storage and processing of natural gas.

    CMS Energy conducts its principal operations through the following five business segments: (i) electric utility operations; (ii) gas utility operations; (iii) oil and gas exploration and production operations; (iv) independent power production; and (v) gas marketing, transmission, storage and processing. Consumers or Consumers' subsidiaries are engaged in two segments: electric operations and gas operations. Consumers' electric and gas businesses are principally regulated utility operations.
CMS Energy and its subsidiaries routinely evaluate, invest in and acquire energy-related assets and/or companies both domestically and internationally. Consideration for such transactions may involve the delivery of cash or securities.

    CMS Energy's 1995 consolidated operating revenue was $3,890 million. This consolidated operating revenue was derived from its electric utility operations (approximately 59% or $2,277 million), its gas utility operations (approximately 31% or $1,195 million), gas transmission, storage and marketing (approximately 5% or $196 million), oil and gas exploration and production activities (approximately 3% or $108 million) and independent power production and other non-utility activities (approximately 2% or $96 million). Consumers' consolidated operations in the electric and gas utility businesses account for the major share of CMS Energy's total assets, revenue and income. The unconsolidated share of non-utility electric generation and gas transmission and storage revenue for 1995 was $523 million.

    Consumers is a public utility serving gas or electricity to almost six million of Michigan's nine million residents in all of the 68 counties in Michigan's Lower Peninsula. Industries in Consumers' service area include automotive, metal, chemical, food and wood products and a diversified group of other industries. Consumers' 1995 consolidated operating revenue of $3,511 million was derived approximately 65% ($2,277 million) from its electric utility business and approximately 34% ($1,195 million) from its gas utility business. Consumers' rates and certain other aspects of its business are subject to the jurisdiction of the Michigan Public Service Commission and the Federal Energy Regulatory Commission.


                USE OF PROCEEDS

    As will be more specifically set forth in the applicable Prospectus Supplement, CMS Energy will use the net proceeds from the sale of the Debt Securities offered hereby to invest in the businesses of CMS Energy and for its general corporate purposes. Initially, the net proceeds may be used to refund or refinance a portion of CMS Energy's Series A General Term Notes maturing from April through December 1997 at interest rates ranging from 6.75% to 8.5%; Series A Senior Deferred Coupon Notes maturing October 1, 1997 at an interest rate of 9.5%; and Series B Senior Deferred Coupon Notes callable on October 1, 1997 at a premium to the principal amount and at an interest rate of 9.875%.


      RATIO OF EARNINGS TO FIXED CHARGES

    The ratios of earnings to fixed charges for the nine months ended September 30, 1996 and for each of the years ended December 31, 1991 through 1995 are as follows:

                      Nine Months
                        Ended           Year Ended December 31,
                   September 30, 1996  1995  1994 1993 1992 1991
                   ------------------  ----  ---- ---- ---- ----
                                                       (1) (2)(3)
Ratio of earnings to
 fixed charges . . .      2.23         2.00  2.12 1.92   -    -

(1) For the year ended December 31, 1992, fixed charges exceeded earnings by $441 million. Earnings as defined include a $520 million pretax loss on the settlement of MCV power purchases, $(15) million for potential customer refunds and other reserves related to 1992 but recorded in 1991, and $6 million relating to CMS Generation Company's reduction in its investment in The Oxford Energy Company. The ratio of earnings to fixed charges would have been 1.34, excluding these amounts.

(2) Excludes an extraordinary after-tax loss of $14 million.

(3) For the year ended December 31, 1991, fixed charges exceeded earnings by $356 million. Earnings as defined include pretax losses of $398 million for write-downs and reserve amounts related to Consumers' abandonment of the construction of a nuclear generating station in Midland, Michigan, $76 million for potential customer refunds and other reserves, and $51 million relating to CMS Generation Company's reduction in its investment in The Oxford Energy Company. The ratio of earnings to fixed charges would have been 1.48, excluding these amounts.

    For the purpose of computing such ratios, earnings represent net income before income taxes, net interest charges and the estimated interest portion of lease rentals.

        DESCRIPTION OF DEBT SECURITIES

    The Senior Debt Securities will be issued under an Indenture dated as of September 15, 1992, as amended and supplemented (the "Senior Debt Indenture"), between CMS Energy and NBD Bank, as Trustee (the "Senior Debt Trustee"), and the Subordinated Debt Securities will be issued under an Indenture (the "Subordinated Debt Indenture"), between CMS Energy and The Bank of New York, as Trustee (the "Subordinated Debt Trustee"). The descriptions of the provisions of the Debt Securities, the Senior Debt Indenture and the Subordinated Debt Indenture contained herein are brief summaries of such provisions and do not purport to be complete. The forms of the Senior Debt Indenture and the Subordinated Debt Indenture are filed as exhibits to the Registration Statement of which this Prospectus is a part, and reference is made thereto for the respective definitive provisions of such Indentures. The descriptions herein are qualified in their entirety by such reference. Certain capitalized terms used herein shall have the meanings respectively set forth in the respective Indentures. Section references below are references to sections of the respective Senior Debt Indenture and Subordinated Debt Indenture.

General

    CMS Energy will offer under this Prospectus unsecured Debt
Securities, any of which may be issued as: (a) Senior Debt Securities or
(b) Subordinated Debt Securities. The terms of any Debt Securities may or may not restrict the issuance by CMS Energy or its subsidiaries of additional indebtedness which is secured, unsecured, senior, pari passu or subordinated to such Debt Securities.

    CMS Energy is a holding company and its assets consist primarily of investments in its subsidiaries. The Debt Securities will be obligations exclusively of CMS Energy. CMS Energy's ability to service its indebtedness, including the Debt Securities, is dependent primarily upon the earnings of its subsidiaries and the distribution or other payment of such earnings to CMS Energy in the form of dividends, loans or advances, and repayment of loans and advances from CMS Energy. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments.

    A substantial portion of the consolidated liabilities of CMS Energy have been incurred by its subsidiaries. Therefore, CMS Energy's rights and the rights of its creditors, including holders of Debt Securities, to participate in the distribution of assets of any subsidiary upon the latter's liquidation or reorganization will be subject to prior claims of the subsidiary's creditors, including trade creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary (in which case the claims of CMS Energy would still be subject to the prior claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary that is senior to that held by CMS Energy). As of September 30, 1996, CMS Energy's subsidiaries had total indebtedness for borrowed money (excluding intercompany indebtedness) of approximately $2,210 million.

    The applicable Prospectus Supplement will set forth the following terms relating to the Offered Securities: (1) the specific designation of the Offered Securities and whether such Offered Securities are Senior Debt Securities or Subordinated Debt Securities; (2) any limit on the aggregate principal amount of the Offered Securities; (3) the date or dates, if any (and whether fixed or extendible), on which the Offered Securities will mature; (4) the rate or rates per annum (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates on which any such interest will be payable and the regular record dates for any interest payable on the Offered Securities; (5) the place or places where the principal of and any interest on the Offered Securities shall be payable and where such Offered Securities may be surrendered for registration of transfer or exchange; (6) any provisions relating to the issuance of the Offered Securities at an original issue discount; (7) the option, if any, of CMS Energy to redeem the Offered Securities and the periods within which or the dates on which, the prices at which and the terms and conditions upon which, such Offered Securities may be redeemed, in whole or in part, upon the exercise of such option; (8) the obligation, if any, of CMS Energy to redeem such Offered Securities pursuant to any sinking fund or other mandatory redemption provisions or at the option of the holder and the periods within which or the dates on which, the prices at which and the terms and conditions upon which such Offered Securities will be redeemed, in whole or in part, pursuant to such obligation;
(9) the obligation, if any, of CMS Energy to permit the conversion of the Offered Securities into CMS Energy Common Stock, and the terms and conditions upon which such conversion shall be effected; (10) the denominations in which such Offered Securities will be issued and whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities in bearer form and as to exchanges between registered and bearer form; (11) whether the Offered Securities will be issuable in the form of one or more temporary or permanent global securities and, if so, the identity of the depository for such global securities; (12) whether and under what circumstances
CMS Energy will pay additional amounts with respect to the Offered Securities to a non-United States Person (as defined in such Prospectus Supplement) on account of any tax, assessment or governmental charge withheld or deducted and, if so, whether CMS Energy will have the option to redeem such Offered Securities rather than pay such additional amounts; and (13) any other terms of the Offered Securities not inconsistent with the related Indenture, including covenants and events of default relating solely to the Offered Securities. Debt Securities may be issued at a substantial discount from the stated principal amount thereof ("Original Issue Discount Securities"). United States federal income tax consequences and other special considerations applicable thereto or to other Offered Securities offered and sold at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the Prospectus Supplement relating thereto.

Concerning the Trustees

    Each of NBD Bank, the Trustee under the Senior Debt Indenture, and The Bank of New York, the Trustee under the Subordinated Debt Indenture, is one of a number of banks with which CMS Energy and its subsidiaries maintain ordinary banking relationships, including credit facilities.

Senior Debt Securities

    General. The Senior Debt Securities will be issuable under the Senior Debt Indenture. The Senior Debt Indenture does not limit the aggregate principal amount of Senior Debt Securities which may be issued thereunder. Senior Debt Securities may be issued under the Senior Debt Indenture from time to time in one or more series. The Senior Debt Securities shall mature on a date not less than nine months nor more than 40 years after the date of issuance. (Section 2.3) Capitalized terms used in this section "Senior Debt Securities" and not otherwise specifically defined in this Prospectus shall have the meanings respectively set forth in the Senior Debt Indenture.

    Exchange and Transfer. Senior Debt Securities may be presented for exchange and registered Senior Debt Securities may be presented for registration of transfer at the offices and subject to the restrictions set forth therein and in the applicable Prospectus Supplement without service charge, but upon payment of any taxes or other governmental charges due in connection therewith, subject to any applicable limitations contained in the Senior Debt Indenture. Senior Debt Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery. (Section 2.8)

    Payment. Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of and the premium and interest, if any, on all Senior Debt Securities in registered form will be made at the office or agency of the Senior Debt Trustee in the Borough of Manhattan, the City of New York, except that, at the option of CMS Energy, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or
(ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 3.1 and 3.2) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Senior Debt Securities in registered form will be made to the Persons in whose name such Senior Debt Securities are registered at the close of business on the Record Date for such interest payments. (Section 2.3(f))

    Events of Default. The occurrence of any of the following events with respect to the Senior Debt Securities of any series will constitute an "Event of Default" with respect to the Senior Debt Securities of such series: (a) default for 30 days in the payment of any interest on any of the Senior Debt Securities of such series; (b) default in the payment when due of any of the principal of or the premium, if any, on any of the Senior Debt Securities of such series, whether at maturity, upon redemption, acceleration or otherwise; (c) default in the deposit or payment of any sinking fund or analogous payment in respect of any Senior Debt Securities of such series; (d) default for 60 days by CMS Energy in the observance or performance of any other covenant or agreement contained in the Senior Debt Indenture relating to the Senior Debt Securities of such series after written notice thereof as provided in the Senior Debt Indenture; (e) certain events of bankruptcy, insolvency or reorganization relating to CMS Energy or Consumers; (f) entry of final judgments against CMS Energy or Consumers aggregating in excess of $25,000,000 which remain undischarged or unbonded for 60 days; or (g) a default resulting in the acceleration of indebtedness of CMS Energy or Consumers in excess of $25,000,000, which acceleration has not been rescinded or annulled within 10 days after written notice of such default as provided in the Senior Debt Indenture. Additional Events of Default may be prescribed for the benefit of the Holders of a particular series of Senior Debt Securities and will be described in the Prospectus Supplement relating to such Senior Debt Securities. (Section 5.1)

    If an Event of Default on any series of Senior Debt Securities shall have occurred and be continuing, either the Senior Debt Trustee or the Holders of not less than 25% in aggregate principal amount of the Senior Debt Securities of such series then Outstanding may declare the principal of all Senior Debt Securities of such series and the premium thereon and the interest, if any, accrued thereon to be due and payable immediately. (Section 5.1)

    Upon certain conditions, any such declarations may be rescinded and annulled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Senior Debt Securities of all such affected series then Outstanding shall have been cured or waived as provided in the Senior Debt Indenture by the Holders of a majority in aggregate principal amount of the Senior Debt Securities of the affected series then Outstanding. (Section 5.1)

    Reference is made to the Prospectus Supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

    The Senior Debt Indenture provides that the Senior Debt Trustee will be under no obligation to exercise any of its rights or powers under the Senior Debt Indenture at the request, order or direction of the Holders of the Senior Debt Securities, unless such Holders shall have offered to the Senior Debt Trustee reasonable indemnity. (Sections 6.1 and 6.2(d)) Subject to such provisions for indemnity and certain other limitations contained in the Senior Debt Indenture, the Holders of a majority in aggregate principal amount of the Senior Debt Securities of each affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Debt Trustee, or exercising any trust or power conferred on the Senior Debt Trustee, with respect to the Senior Debt Securities of such affected series. (Sections 5.9 and 6.2)

    The Senior Debt Indenture provides that no Holder of Senior Debt Securities may institute any action against CMS Energy under the Senior Debt Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Senior Debt Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of Senior Debt Securities of the affected series then Outstanding (voting as one class) shall have requested the Senior Debt Trustee to institute such action and shall have offered the Senior Debt Trustee reasonable indemnity, the Senior Debt Trustee shall not have instituted such action within 60 days of such request and the Senior Debt Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Senior Debt Securities of the affected series then Outstanding (voting as one class). (Sections 5.6, 5.7 and 5.9)

    The Senior Debt Indenture requires CMS Energy to furnish to the
Senior Debt Trustee annually a statement as to CMS Energy's compliance with all conditions and covenants under the Senior Debt Indenture. (Section 4.3(d)) The Senior Debt Indenture provides that the Senior Debt Trustee may withhold notice to the Holders of the Senior Debt Securities of any series of any default affecting such series (except defaults as to payment of principal, premium or interest on the Senior Debt Securities of such series) if it considers such withholding to be in the interests of the Holders of the Senior Debt Securities of such series. (Section 5.11)

    Consolidation, Merger or Sale of Assets. The Senior Debt Indenture provides that CMS Energy may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if such corporation assumes the obligations of CMS Energy under the Senior Debt Securities and the Senior Debt Indenture and is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia. (Section 9.1)

    Modification of the Senior Debt Indenture.  The Senior Debt
Indenture permits CMS Energy and the Senior Debt Trustee to enter into supplemental indentures thereto without the consent of the Holders of the Senior Debt Securities to: (a) secure the Senior Debt Securities of one or more series, (b) evidence the assumption by a successor corporation of the obligations of CMS Energy under the Senior Debt Indenture and the Senior Debt Securities then Outstanding, (c) add covenants for the protection of the Holders of the Senior Debt Securities, (d) cure any ambiguity or correct any defect or inconsistency in the Senior Debt Indenture or to make such other provisions as CMS Energy deems necessary or desirable with respect to matters or questions arising under the Senior Debt Indenture, provided that no such action adversely affects the interests of any Holders of Senior Debt Securities, (e) establish the form and terms of any series of securities under the Senior Debt Indenture and (f) evidence the acceptance of appointment by a successor Senior Debt Trustee. (Section 8.1)

    The Senior Debt Indenture also permits CMS Energy and the Senior
Debt Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Senior Debt Securities of all series then Outstanding and affected (voting as one class), to enter into supplemental indentures, to add any provisions to, or change in any manner or eliminate any of the provisions of, the Senior Debt Indenture or modify in any manner the rights of the Holders of the Senior Debt Securities of each such affected series; provided, however, that CMS Energy and the Senior Debt Trustee may not, without the consent of the Holder of each Senior Debt Security then outstanding and affected thereby, enter into any supplemental indenture to: (a) change the time of payment of the principal (or any installment of principal) of any Senior Debt Security, or reduce the principal amount thereof, or reduce the rate or change the time of payment of interest thereon, or reduce the amount payable on any Original Issue Discount Securities upon acceleration or provable in bankruptcy, or impair the right to institute suit for the enforcement of any payment on any Senior Debt Security when due; or (b) reduce the percentage in principal amount of the Senior Debt Securities of the affected series, the consent of whose Holders is required for any such modification or for any waiver provided for in the Senior Debt Indenture. (Section 8.2)

    Prior to the acceleration of the maturity of any Senior Debt
Security, the Holders of a majority in aggregate principal amount of the Senior Debt Securities of all series at the time Outstanding with respect to which a default or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Senior Debt Securities waive any past default or Event of Default and its consequences, except a default or an Event of Default in respect of a covenant or provision of the Senior Debt Indenture or of any Senior Debt Security which cannot be modified or amended without the consent of the Holder of each Senior Debt Security affected. (Section 5.10)

    Defeasance, Covenant Defeasance and Discharge. The Senior Debt Indenture provides that, at the option of CMS Energy: (a) CMS Energy will be discharged from any and all obligations in respect of the Senior Debt Securities of a particular series then Outstanding (except for certain obligations to register the transfer of or exchange the Senior Debt Securities of such series, to replace stolen, lost or mutilated Senior Debt Securities of such series, to maintain paying agencies and to maintain the trust described below), or (b) CMS Energy need not comply with certain restrictive covenants of the Senior Debt Indenture (including those described under "Consolidation, Merger or Sale of Assets"), in each case if CMS Energy irrevocably deposits in trust with the Senior Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Senior Debt Securities of such series on the stated maturity of such Senior Debt Securities (which may include one or more redemption dates designated by CMS Energy) in accordance with the terms thereof. To exercise such option, CMS Energy is required, among other things, to deliver to the Senior Debt Trustee an opinion of independent counsel to the effect that the exercise of such option would not cause the Holders of the Senior Debt Securities of such series to recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance, and such Holders will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and, in the case of a discharge as described in clause (a) of the preceding sentence, such opinion is to be accompanied by a private letter ruling to the same effect received from the Internal Revenue Service, a revenue ruling to such effect pertaining to a comparable form of transaction published by the Internal Revenue Service or appropriate evidence that since the date of the Senior Debt Indenture there has been a change in the applicable Federal income tax law. (Section 10.1)

    In the event CMS Energy exercises its option to effect a covenant defeasance with respect to the Senior Debt Securities of any series as described in the preceding paragraph and the Senior Debt Securities of such series are thereafter declared due and payable because of the occurrence of any Event of Default other than an Event of Default caused by failing to comply with the covenants which are defeased, and the amount of money and securities on deposit with the Senior Debt Trustee would be insufficient to pay amounts due on the Senior Debt Securities of such series at the time of the acceleration resulting from such Event of Default, CMS Energy would remain liable for such amounts.

    CMS Energy may also obtain a discharge of the Senior Debt Indenture with respect to all Senior Debt Securities then Outstanding (except for certain obligations to register the transfer of or exchange such Senior Debt Securities, to replace stolen, lost or mutilated Senior Debt Securities, to maintain paying agencies and to maintain the trust described below) by irrevocably depositing in trust with the Senior Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Senior Debt Securities on the stated maturities thereof (including one or more redemption dates), provided that such Senior Debt Securities are by their terms due and payable, or are to be called for redemption, within one year. (Section 10.1)

    For United States Federal income tax purposes any deposit contemplated in the preceding paragraph would be treated as an exchange of the Senior Debt Securities outstanding for other property. Accordingly, Holders of Senior Debt Securities outstanding may be required to recognize a gain or loss for United States Federal income tax purposes upon such exchange. In addition, such Holders thereafter may be required to recognize income from such property which could be different from the amount that would be includable in the absence of such deposit. Prospective investors are urged to consult their own tax advisors as to the specific consequences to them of such deposit.

    Governing Law.  The Senior Debt Indenture and Senior Debt
Securities will be governed by, and construed in accordance with, the laws of the State of Michigan unless the laws of another jurisdiction shall mandatorily apply.

Subordinated Debt Securities

    General. The Subordinated Debt Securities will be issuable under the Subordinated Debt Indenture. The Subordinated Debt Indenture does not limit the aggregate principal amount of Subordinated Debt Securities which may be issued thereunder. Subordinated Debt Securities may be issued under the Subordinated Debt Indenture from time to time in one or more series. The Subordinated Debt Securities shall mature on a date not less than nine months nor more than 40 years after the date of issuance. (Section 2.3) Capitalized terms used in this section "Subordinated Debt Securities" and not otherwise specifically defined in this Prospectus shall have the meanings respectively set forth in the Subordinated Debt Indenture.

    Exchange and Transfer. Subordinated Debt Securities may be presented for exchange and registered Subordinated Debt Securities may be presented for registration of transfer at the offices and subject to the restrictions set forth therein and in the applicable Prospectus Supplement without service charge, but upon payment of any taxes or other governmental charges due in connection therewith, subject to any applicable limitations contained in the Subordinated Debt Indenture. Subordinated Debt Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery. (Section 2.8)

    Payment. Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of and the premium and interest, if any, on all Subordinated Debt Securities in registered form will be made at the office or agency of the Subordinated Debt Trustee in the City of New York, except that, at the option of CMS Energy, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or
(ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 3.1 and 3.2) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Subordinated Debt Securities in registered form will be made to the Persons in whose name such Subordinated Debt Securities are registered at the close of business on the Record Date for such interest payments. (Section 2.3(f))

    Events of Default. The occurrence of any of the following events with respect to the Subordinated Debt Securities of any series will constitute an "Event of Default" with respect to the Subordinated Debt Securities of such series: (a) default for 30 days in the payment of any interest on any of the Subordinated Debt Securities of such series (whether or not payment is prohibited by the subordination provisions of the Subordinated Debt Indenture); provided, however, that if CMS Energy is permitted by the terms of the Subordinated Debt Securities of the applicable series to defer the payment in question, the date on which such payment is due and payable shall be the date on which CMS Energy is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Subordinated Debt Securities;
(b) default in the payment when due of any of the principal of or the premium, if any, on any of the Subordinated Debt Securities of such series, whether at maturity, upon redemption, acceleration or otherwise (whether or not payment is prohibited by the subordination provisions of the Subordinated Debt Indenture); provided, however that, if CMS Energy is permitted by the terms of the Subordinated Debt Securities of the applicable series to defer the payment in question, the date on which such payment is due and payable shall be the date on which CMS Energy is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Subordinated Debt Securities;
(c) default in the deposit or payment of any sinking fund or analogous payment in respect of any Subordinated Debt Securities of such series (whether or not payment is prohibited by the subordination provisions of the Subordinated Debt Indenture); (d) default for 60 days by CMS Energy in the observance or performance of any other covenant or agreement contained in the Subordinated Debt Indenture relating to the Subordinated Debt Securities of such series after written notice thereof as provided in the Subordinated Debt Indenture; (e) certain events of bankruptcy, insolvency or reorganization relating to CMS Energy; (f) entry of final judgments against CMS Energy or Consumers aggregating in excess of $25,000,000 which remain undischarged or unbonded for 60 days; or (g) a default resulting in the acceleration of indebtedness of CMS Energy in excess of $25,000,000, which acceleration has not been rescinded or annulled within 10 days after written notice of such default as provided in the Subordinated Debt Indenture. Additional Events of Default may be prescribed for the benefit of the Holders of a particular series of Subordinated Debt Securities and will be described in the Prospectus Supplement relating to such Subordinated Debt Securities. (Section 5.1)

    If an Event of Default on any series of Subordinated Debt
Securities shall have occurred and be continuing, either the Subordinated Debt Trustee or the Holders of not less than 25% in aggregate principal amount of the Subordinated Debt Securities of such series then Outstanding may declare the principal of all Subordinated Debt Securities of such series and the interest, if any, accrued thereon to be due and payable immediately. (Section 5.1)

    Upon certain conditions, any such declarations may be rescinded and annulled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Subordinated Debt Securities of all such affected series then Outstanding shall have been cured or waived as provided in the Subordinated Debt Indenture by the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of the affected series then Outstanding. (Section 5.1)

    Reference is made to the Prospectus Supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

    The Subordinated Debt Indenture provides that the Subordinated Debt Trustee will be under no obligation to exercise any of its rights or powers under the Subordinated Debt Indenture at the request, order or direction of the Holders of the Subordinated Debt Securities, unless such Holders shall have offered to the Subordinated Debt Trustee reasonable indemnity. (Sections 6.1 and 6.2(d)) Subject to such provisions for indemnity and certain other limitations contained in the Subordinated Debt Indenture, the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of each affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Debt Trustee, or exercising any trust or power conferred on the Subordinated Debt Trustee, with respect to the Subordinated Debt Securities of such affected series. (Sections 5.9 and 6.2)

    The Subordinated Debt Indenture provides that no Holder of Subordinated Debt Securities may institute any action against CMS Energy under the Subordinated Debt Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Subordinated Debt Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of the Subordinated Debt Securities of the affected series then Outstanding (voting as one class) shall have requested the Subordinated Debt Trustee to institute such action and shall have offered the Subordinated Debt Trustee reasonable indemnity, the Subordinated Debt Trustee shall not have instituted such action within 60 days of such request and the Subordinated Debt Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of the affected series then Outstanding (voting as one class). (Sections 5.6, 5.7 and 5.9)

    The Subordinated Debt Indenture requires CMS Energy to furnish to the Subordinated Debt Trustee annually a statement as to CMS Energy's compliance with all conditions and covenants under the Subordinated Debt Indenture. (Section 4.3(d)) The Subordinated Debt Indenture provides that the Subordinated Debt Trustee may withhold notice to the Holders of the Subordinated Debt Securities of any series of any default affecting such series (except defaults as to payment of principal, premium or interest on the Subordinated Debt Securities of such series) if it considers such withholding to be in the interests of the Holders of the Subordinated Debt Securities of such series. (Section 5.11)

    Subordination. The Subordinated Debt Indenture provides (and each Holder of Subordinated Debt Securities by acceptance thereof agrees) that the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined herein) of CMS Energy. (Section 12.1) No payment on account of principal of, premium, if any, or interest on the Subordinated Debt Securities and no acquisition of, or payment on account of any sinking fund for, the Subordinated Debt Securities may be made unless full payment of amounts then due for principal, premium, if any, and interest then due on all Senior Indebtedness by reason of the maturity thereof (by lapse of time, acceleration or otherwise) has been made or duly provided for in cash or in a manner satisfactory to the Holders of such Senior Indebtedness. In addition, the Subordinated Debt Indenture provides that upon the happening and during the continuation of any default in payment of the principal of, premium, if any, or interest on any Senior Indebtedness when the same becomes due and payable or in the event any judicial proceeding shall be pending with respect to any such default, then, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment shall be made by CMS Energy with respect to the principal of, premium, if any, or interest on Subordinated Debt Securities or to acquire any Subordinated Debt Securities or on account of any sinking fund provisions applicable to Subordinated Debt Securities. CMS Energy shall give prompt written notice to the Subordinated Debt Trustee of any default in payment of principal of or interest on any Senior Indebtedness. (Section 12.2) The Subordinated Debt Indenture provisions described in this paragraph, however, do not prevent CMS Energy from making sinking fund payments in Subordinated Debt Securities acquired prior to the maturity of Senior Indebtedness or, in the case of default, prior to such default and notice thereof. Upon any distribution of its assets in connection with any dissolution, winding up, liquidation or reorganization of CMS Energy, whether voluntary or involuntary, in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise: (i) all Senior Indebtedness must be paid in full before the Holders of the Subordinated Debt Securities are entitled to any payments whatsoever; and (ii) any payment or distribution of CMS Energy's assets of any kind or character, whether in cash, securities or other property, which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Debt Securities shall be paid or delivered directly to the Holders of such Senior Indebtedness (or their representative or trustee) in accordance with the priorities then existing among such Holders until all Senior Indebtedness shall have been paid in full before any payment or distribution is made to the Holders of Subordinated Debt Securities. (Section 12.3) In the event that notwithstanding such subordination provisions, any payment or distribution of assets of any kind or character is made on the Subordinated Debt Securities before all Senior Indebtedness is paid in full, the Subordinated Debt Trustee or the Holders of Subordinated Debt Securities receiving such payment will be required to pay over such payment or distribution to the Holders of such Senior Indebtedness. (Sections 12.2 and 12.3) Subject to the payment in full of all Senior Indebtedness, the rights of the Holders of the Subordinated Debt Securities will be subrogated to the rights of the Holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the Subordinated Debt Securities are paid in full. As a result of the subordination provisions, in the event of CMS Energy's insolvency, Holders of the Subordinated Debt Securities may recover ratably less than senior creditors of CMS Energy.

    "Senior Indebtedness" means the principal of and premium, if any, and interest on the following, whether outstanding on the date of execution of the Subordinated Debt Indenture or thereafter incurred, created or assumed: (i) indebtedness of CMS Energy for money borrowed by CMS Energy (including purchase money obligations) or evidenced by debentures (other than the Subordinated Debt Securities), notes, bankers' acceptances or other corporate debt securities or similar instruments issued by CMS Energy; (ii) obligations with respect to letters of credit;
(iii) all indebtedness of others of the type referred to in the preceding clauses (i) and (ii) assumed by or guaranteed in any manner by CMS Energy or in effect guaranteed by CMS Energy; or (iv) renewals, extensions or refundings of any of the indebtedness referred to in the preceding clauses
(i), (ii) and (iii) unless, in the case of any particular indebtedness, renewal, extension or refunding, under the express provisions of the instrument creating or evidencing the same or the assumption or guarantee of the same, or pursuant to which the same is outstanding, such indebtedness or such renewal, extension or refunding thereof is not superior in right of payment to the Subordinated Debt Securities.
(Section 12.1)

    The Subordinated Debt Indenture does not limit the aggregate amount of Senior Indebtedness that may be issued. As of September 30, 1996, Senior Indebtedness of CMS Energy aggregated approximately $1,062 million.

    Consolidation, Merger or Sale of Assets. The Subordinated Debt Indenture provides that CMS Energy may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if such corporation assumes the obligations of CMS Energy under the Subordinated Debt Securities and the Subordinated Debt Indenture and is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia. (Section 9.1)

    Conversion Rights.  If the Prospectus Supplement provides, the
Holders of Subordinated Debt Securities may convert the Subordinated Debt Securities into CMS Energy Common Stock, as defined herein (see "Description of Capital Stock"), at the option of the Holders at the principal amount thereof, or of such portion thereof, at any time during the period specified in the Prospectus Supplement, at the conversion price or conversion rate specified in the Prospectus Supplement; except that, with respect to any Subordinated Debt Securities (or portion thereof) called for redemption, such conversion right shall terminate at the close of business on the fifteenth day prior to the date fixed for redemption of such Subordinated Debt Securities, unless CMS Energy shall default in payment of the amount due upon redemption thereof (Section 13.2).

    The conversion privilege and conversion price or conversion rate will be adjusted in certain events, including if CMS Energy (i) pays a dividend or makes a distribution in shares of CMS Energy Common Stock;
(ii) subdivides its outstanding shares of CMS Energy Common Stock into a greater number of shares; (iii) combines its outstanding shares of CMS Energy Common Stock into a smaller number of shares; (iv) pays a dividend or makes a distribution on its CMS Energy Common Stock other than in shares of its CMS Energy Common Stock; (v) issues by reclassification of its shares of CMS Energy Common Stock any shares of its capital stock;
(vi) issues any rights or warrants to all holders of shares of its CMS Energy Common Stock entitling them (for a period expiring within 45 days, or such other period as may be specified in the Prospectus Supplement) to purchase shares of CMS Energy Common Stock (or Convertible Securities) at a price per share less than the Average Market Price per share for such CMS Energy Common Stock; and (vii) distributes to all holders of shares of its CMS Energy Common Stock any assets or debt securities or any rights or warrants to purchase securities, provided that no adjustment shall be made under (vi) or (vii) above if the adjusted conversion price would be higher than, or the adjusted conversion rate would be less than, the conversion price or conversion rate, as the case may be, in effect prior to such adjustment (Sections 13.7, 13.8 and 13.9). CMS Energy may reduce the conversion price or increase the conversion rate, temporarily or otherwise, by any amount but in no event shall such adjusted conversion price or conversion rate result in shares of CMS Energy Common Stock being issuable upon conversion of the Subordinated Debt Securities if converted at the time of such adjustment at an effective conversion price per share less than the par value of the CMS Energy Common Stock at the time such adjustment is made. (Section 13.10) No adjustments in the conversion price or conversion rate need be made unless the adjustment would require an increase or decrease of at least one percent (1%) in the initial conversion price or conversion rate Any adjustment which is not made shall be carried forward and taken into account in any subsequent adjustment (Section 13.13).

    Modification of the Subordinated Debt Indenture. The Subordinated
Debt Indenture permits CMS Energy and the Subordinated Debt Trustee to enter into supplemental indentures thereto without the consent of the Holders of the Subordinated Debt Securities to: (a) secure the Subordinated Debt Securities of one or more series, (b) evidence the assumption by a successor corporation of the obligations of CMS Energy under the Subordinated Debt Indenture and the Subordinated Debt Securities then Outstanding, (c) add covenants for the protection of the Holders of the Subordinated Debt Securities, (d) cure any ambiguity or correct any defect or inconsistency in the Subordinated Debt Indenture or to make such other provisions as CMS Energy deems necessary or desirable with respect to matters or questions arising under the Subordinated Debt Indenture, provided that no such action adversely affects the interests of any Holders of Subordinated Debt Securities, (e) establish the form and terms of any series of securities under the Subordinated Debt Indenture and (f) evidence the acceptance of appointment by a successor Subordinated Debt Trustee. (Section 8.1)

    The Subordinated Debt Indenture also permits CMS Energy and the Subordinated Debt Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Subordinated Debt Securities of all series then Outstanding and affected (voting as one class), to enter into supplemental indentures to add any provisions to, or change in any manner or eliminate any of the provisions of, the Subordinated Debt Indenture or modify in any manner the rights of the Holders of the Subordinated Debt Securities of each such affected series; provided, however, that CMS Energy and the Subordinated Debt Trustee may not, without the consent of the Holder of each Subordinated Debt Security then outstanding and affected thereby, enter into a supplemental indenture to: (a) change the time of payment of the principal (or any installment of principal) of any Subordinated Debt Security, or reduce the principal amount thereof, or reduce the rate or change the time of payment of interest thereon, or reduce the amount payable on any Original Issue Discount Securities upon acceleration or provable in bankruptcy, or impair the right to institute suit for the enforcement of any payment on any Subordinated Debt Security when due; or (b) reduce the percentage in principal amount of the Subordinated Debt Securities of the affected series, the consent of whose Holders is required for any such modification or for any waiver provided for in the Subordinated Debt Indenture. (Section 8.2)

    Prior to the acceleration of the maturity of any Subordinated Debt Security, the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of all series at the time Outstanding with respect to which a default or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Subordinated Debt Securities waive any past default or Event of Default and its consequences, except a default or an Event of Default in respect of a covenant or provision of the Subordinated Debt Indenture or of any Subordinated Debt Security which cannot be modified or amended without the consent of the Holder of each Subordinated Debt Security affected. (Section 5.10)

    Defeasance, Covenant Defeasance and Discharge.  The Subordinated
Debt Indenture provides that, at the option of CMS Energy: (a) CMS Energy will be discharged from any and all obligations in respect of the Subordinated Debt Securities of a particular series then Outstanding (except for certain obligations to register the transfer of or exchange the Subordinated Debt Securities of such series, to replace stolen, lost or mutilated Subordinated Debt Securities of such series, to maintain paying agencies and to maintain the trust described below), or (b)
CMS Energy need not comply with certain restrictive covenants of the Subordinated Debt Indenture (including those described under "Consolidation, Merger or Sale of Assets"), in each case if CMS Energy irrevocably deposits in trust with the Subordinated Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Subordinated Debt Securities of such series on the stated maturity of such Subordinated Debt Securities (which may include one or more redemption dates designated by CMS Energy) in accordance with the terms thereof. To exercise such option, CMS Energy is required, among other things, to deliver to the Subordinated Debt Trustee an opinion of independent counsel to the effect that the exercise of such option would not cause the Holders of the Subordinated Debt Securities of such series to recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance, and such Holders will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and, in the case of a discharge as described in clause (a) of the preceding sentence, such opinion is to be accompanied by a private letter ruling to the same effect received from the Internal Revenue Service, a revenue ruling to such effect pertaining to a comparable form of transaction published by the Internal Revenue Service or appropriate evidence that since the date of the Subordinated Debt Indenture there has been a change in the applicable Federal income tax law. (Section 10.1)

    In the event CMS Energy exercises its option to effect a covenant defeasance with respect to the Subordinated Debt Securities of any series as described in the preceding paragraph and the Subordinated Debt Securities of such series are thereafter declared due and payable because of the occurrence of any Event of Default other than an Event of Default caused by failing to comply with the covenants which are defeased, and the amount of money and securities on deposit with the Subordinated Debt Trustee would be insufficient to pay amounts due on the Subordinated Debt Securities of such series at the time of the acceleration resulting from such Event of Default, CMS Energy would remain liable for such amounts.

    CMS Energy may also obtain a discharge of the Subordinated Debt Indenture with respect to all Subordinated Debt Securities then Outstanding (except for certain obligations to register the transfer of or exchange such Subordinated Debt Securities to replace stolen, lost or mutilated Subordinated Debt Securities, to maintain paying agencies and to maintain the trust described below) by irrevocably depositing in trust with the Subordinated Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any and interest on the Subordinated Debt Securities on the stated maturities thereof (including one or more redemption dates), provided that such Subordinated Debt Securities are by their terms due and payable, or are to be called for redemption, within one year. (Section 10.1)

    For United States Federal income tax purposes any deposit contemplated in the preceding paragraph would be treated as an exchange of the Subordinated Debt Securities outstanding for other property. Accordingly, holders of Subordinated Debt Securities outstanding may be required to recognize a gain or loss for United States Federal income tax purposes upon such exchange. In addition, such Holders thereafter may be required to recognize income from such property which could be different from the amount that would be includable in the absence of such deposit. Prospective investors are urged to consult their own tax advisors as to the specific consequences to them of such deposit.

    Governing Law.  The Subordinated Debt Indenture and the
Subordinated Debt Securities will be governed by, and construed in accordance with, the laws of the State of Michigan except to the extent the laws of another jurisdiction shall be mandatorily applicable.
(Section 14.8).


         DESCRIPTION OF CAPITAL STOCK

    The following outline of certain rights of the holders of CMS Energy capital stock does not purport to be complete and is qualified in its entirety by express reference to the Restated Articles of Incorporation of CMS Energy (the "Articles of Incorporation") and the By-Laws of CMS Energy, copies of which are filed as exhibits to the Registration
Statement of which this Prospectus is a part, and by express reference to the 8-B Registration Statement, which is incorporated into this Prospectus by reference. See "Incorporation of Certain Documents by Reference" herein.

    The authorized capital stock of CMS Energy consists of 250 million shares of CMS Energy Common Stock, $.01 par value ("CMS Energy Common Stock"), 60 million shares of Class G Common Stock, no par value ("Class G Common Stock"), and 10 million shares of CMS Energy Preferred Stock, $.01 par value ("Preferred Stock"). At December 4, 1996, there were outstanding 102,804,397 shares of CMS Energy Common Stock and 7,856,118 shares of Class G Common Stock; no Preferred Stock are issued or outstanding. The CMS Energy Common Stock and the Class G Common Stock are sometimes together referred to herein as the "Common Stock."

Common Stock

    The Class G Common Stock is intended to reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage, a subsidiary of Consumers (such businesses, collectively, have been attributed to the "Consumers Gas Group"). The CMS Energy Common Stock is intended to reflect the performance of all businesses of CMS Energy and its subsidiaries, including the businesses of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of Class G Common Stock.

Dividend Rights and Policy; Restrictions on Dividends

    Dividends on the CMS Energy Common Stock are paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of CMS Energy, including the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of the Class G Common Stock, and other factors. Dividends are payable out of the assets of CMS Energy legally available therefore, including the Available Class G Dividend Amount (as defined in the Articles of Incorporation).
    Dividends on the Class G Common Stock are paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of the Consumers Gas Group, and, to a lesser extent, CMS Energy as a whole. Dividends are payable out of the lesser of (i) the assets of CMS Energy legally available therefore and (ii) the Available Class G Dividend Amount. Although the Available Class G Dividend Amount is intended to reflect the amount available for dividends to holders of outstanding Class G Common Stock, it is also legally available for dividends to holders of CMS Energy Common Stock.
    CMS Energy, in the sole discretion of its Board of Directors could pay dividends exclusively to the holders of CMS Energy Common Stock, exclusively to the holders of Class G Common Stock, or to the holders of both of such classes in equal or unequal amounts.

    CMS Energy is a legal entity separate and distinct from its various subsidiaries. As a holding company with no significant operations of its own, the principal sources of its funds are dividends or other distributions from its operating subsidiaries (in particular, Consumers), borrowings and sales of equity. The ability of Consumers and other subsidiaries of CMS Energy to pay dividends or make distributions to CMS Energy, and, accordingly, the ability of CMS Energy to pay dividends on its capital stock will depend on the earnings, financial requirements, contractual restrictions of the subsidiaries of CMS Energy, in particular, Consumers, and other factors.

    Dividends on capital stock of CMS Energy are limited by Michigan law to legally available assets of CMS Energy. Distributions on Common Stock may be subject to the rights of the holders, if any, of the CMS Energy Preferred Stock.

    There are restrictions on CMS Energy's ability to pay dividends contained in a Credit Agreement dated as of November 21, 1995 among CMS Energy, Citibank, N.A. and Union Bank, as co-agents, and certain banks named therein, a $125 million Term Loan Agreement dated as of November 21, 1995 among CMS Energy, Citibank N.A. and Union Bank as co-agents, and certain banks named therein, the Senior Debt Indenture (as defined herein) and CMS Energy's Indenture, dated as of January 15, 1994 between
CMS Energy and The Chase Manhattan Bank, as Trustee (the "GTN Indenture"). A discussion of specific restrictions on CMS Energy's ability to pay dividends will be set forth in an accompanying Prospectus Supplement pursuant to which convertible Subordinated Debt Securities are offered.

Voting Rights

    The holders of CMS Energy Common Stock vote with the holders of Class G Common Stock as a single class, except on matters which would be required by law or the Articles of Incorporation to be voted on by class. Each holder of Common Stock is entitled to one vote for each share of Common Stock held by such holder on each matter voted upon by the shareholders. Such right to vote is not cumulative. A majority of the votes cast by the holders of shares entitled to vote thereon is sufficient for the adoption of any question presented, except that certain provisions of the Articles of Incorporation relating to special shareholder meetings, the removal, indemnification and liability of the Board of Directors and the requirements for amending these provisions may not be amended, altered, changed or repealed unless such amendment, alteration, change or repeal is approved by the affirmative vote of at least 75% of the outstanding shares entitled to vote thereon.

    Under Michigan law, the approval of the holders of a majority of the outstanding shares of a class of Common Stock, voting as a separate class, would be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of stock, and to authorize any amendment to the Articles of Incorporation that would increase or decrease the aggregate number of authorized shares of such class (except pursuant to Section 303 of the Michigan Business Corporation Act) or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. The Articles of Incorporation also provide that unless the vote or consent of a greater number of shares shall then be required by law, the vote or consent of the holders of a majority of all the shares of either class of Common Stock then outstanding, voting as a separate class, will be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other entity if such merger or consolidation would adversely affect the powers or special rights of such class of Common Stock, either directly by amendment to the Articles of Incorporation or indirectly by requiring the holders of such class to accept or retain, in such merger or consolidation, anything other than (i) shares of such class or (ii) shares of the surviving or resulting corporation, having, in either case, powers and special rights identical to those of such class prior to such merger or consolidation. The effect of these provisions may be to permit the holders of a majority of the outstanding shares of either class of Common Stock to block any such merger or amendment which would adversely affect the powers or special rights of holders of such class of Common Stock.

Preemptive Rights

    The Articles of Incorporation provide that holders of Common Stock will have no preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or Preferred Stock, bonds, debentures, or other obligations or rights or options convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock, or any rights to exchange shares issued for shares to be issued.

Liquidation Rights

    In the event of the dissolution, liquidation or winding up of CMS Energy, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of CMS Energy and after there shall have been paid or set apart for the holders of Preferred Stock the full preferential amounts (including any accumulated and unpaid dividends) to which they are entitled, the holders of CMS Energy Common Stock and Class G Common Stock shall be entitled to receive, on a per share basis, the same portion of all of the assets of CMS Energy remaining for distribution to the holders of Common Stock, regardless of whether or not any of such assets were attributed to the Consumers Gas Group.
Neither the merger or consolidation of CMS Energy into or with any other corporation, nor the merger or consolidation of any other corporation into or with CMS Energy nor any sale, transfer or lease of all or any part of the assets of CMS Energy, shall be deemed to be a dissolution, liquidation or winding up for the purposes of this provision.

    Because CMS Energy has subsidiaries which have debt obligations and other liabilities of their own, CMS Energy's rights and the rights of its creditors and its stockholders to participate in the distribution of assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to prior claims of the subsidiary's creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary.

Subdivision or Combination

    If CMS Energy subdivides (by stock split, stock dividend or otherwise) or combines (by reverse stock split or otherwise) the outstanding shares of either Class G Common Stock or CMS Energy Common Stock, the voting and liquidation rights of shares of CMS Energy Common Stock relative to Class G Common Stock will be appropriately adjusted so as to avoid any dilution in aggregate voting or liquidation rights of either class of Common Stock. For example, in case CMS Energy were to effect a two-for-one split of Class G Common Stock, the per share liquidation rights of CMS Energy Common Stock would be multiplied by two in order to avoid dilution in the aggregate liquidation rights of holders of CMS Energy Common Stock and each post-split share of Class G Common Stock would have one-half of a vote.

Exchanges

    The Articles of Incorporation do not provide for either the mandatory or optional exchange or redemption of CMS Energy Common Stock but do provide that Class G Common Stock may be exchanged for CMS Energy Common Stock as described in the 8-B Registration Statement.

    CMS Energy may exchange the Class G Common Stock for a proportionate number of shares of a subsidiary that holds all the assets and liabilities attributed to the Consumers Gas Group, and no other assets and liabilities. If CMS Energy transfers all or substantially all of the properties and assets attributed to the Consumers Gas Group, CMS Energy is required, subject to certain exceptions and conditions, to exchange each outstanding share of Class G Common Stock for a number of shares of CMS Energy Common Stock having a Fair Market Value (defined in the Articles of Incorporation) equal to 110% of the Fair Market Value of one share of Class G Common Stock.

    CMS Energy may, in the sole discretion of the Board of Directors, at any time, exchange each outstanding share of Class G Common Stock for a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 115% of the Fair Market Value of one share of Class G Common Stock.

    CMS Energy cannot predict the impact of the potential for such exchanges on the market prices of the CMS Energy Common Stock.

Preferred Stock

    The authorized Preferred Stock may be issued without the approval of the holders of Common Stock in one or more series, from time to time, with each such series to have such designation, powers, preferences and relative, participating, optional or other special rights, voting rights, if any, and qualifications, limitations or restrictions thereof, as shall be stated in a resolution providing for the issue of any such series adopted by CMS Energy's Board of Directors. The Articles of Incorporation provide that holders of Preferred Stock will not have any preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or any Preferred Stock, bonds, debentures or other obligations or rights or options convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock. The future issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of CMS Energy.


       DIVIDENDS AND PRICE RANGE OF CMS ENERGY COMMON STOCK

    CMS Energy has paid dividends on its outstanding CMS Energy Common Stock, $.01 par value ("CMS Energy Common Stock"), each year since its inception except 1987 and 1988. At December 4, 1996, there were approximately 88,700 CMS Energy Common Stock shareholders of record. Future dividends will depend upon CMS Energy's earnings, financial condition and other factors.

    The following table indicates the high and low sales prices of the CMS Energy Common Stock for the calendar quarters indicated as reported in The Wall Street Journal under "New York Stock Exchange Composite
Transactions," and the quarterly cash dividends declared per share of CMS Energy Common Stock, for the calendar quarters indicated.

                           CMS ENERGY COMMON STOCK
                             Price Range
                           ----------------
Year                             High       Low       Dividend
----                             ------     -----     --------
1992:
    First Quarter. . . .         22 3/4     17 7/8    .12
    Second Quarter . . . . . .   21 7/8     14 7/8    .12
    Third Quarter. . . . . . .   17 1/2     15 1/4    .12
    Fourth Quarter . . . . . .   18 3/8     16 3/4    .12
1993:
    First Quarter. . . .         20 7/8     17 7/8    .12
    Second Quarter . . . . . .   25 1/2     19 1/2    .12
    Third Quarter. . . . . . .   27 1/2     24 7/8    .18
    Fourth Quarter . . . . . .   27 1/8     23        .18
1994:
    First Quarter. . . .         25         21 1/8    .18
    Second Quarter . . . . . .   22 7/8     19 5/8    .18
    Third Quarter. . . . . . .   23 3/8     20 5/8    .21
    Fourth Quarter . . . . . .   23 1/4     20 7/8    .21
1995:
    First Quarter. . . .         24 3/4     22 5/8    .21
    Second Quarter . . . . . .   25 3/8     22 1/2    .21
    Third Quarter. . . . . . .   26 3/8     23 3/8    .24
    Fourth Quarter . . . . . .   30         26        .24
1996:
    First Quarter. . . .         31 7/8     27 13/16  .24
    Second Quarter . . . . . .   31 1/4     28        .24
    Third Quarter. . . . . . .   31 5/8     29        .27
    Fourth Quarter
     (through December 4, 1996)  33 1/4     30 1/8    .27

    The last reported sale price of CMS Energy Common Stock on December 4, 1996 on the NYSE was $33.


                LEGAL OPINIONS

    Opinions as to the legality of the Offered Securities offered hereby will be rendered for CMS Energy by Michael D. VanHemert, Assistant General Counsel for CMS Energy. Certain legal matters with respect to Offered Securities will be passed upon by Reid & Priest, LLP, counsel for any underwriters, dealers or agents who will be named in the related Prospectus Supplement. Reid & Priest LLP provides legal services to an affiliate of CMS Energy and has, from time to time, provided legal serves to CMS Energy.

                    EXPERTS

    The consolidated financial statements and schedules of CMS Energy as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP (formerly Arthur Andersen & Co.), independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

    With respect to the unaudited interim consolidated financial information for the periods ended March 31, June 30, and September 30, 1995 and 1996, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports thereon state that they did not audit and they did not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended ("Securities Act"), for their reports on the unaudited interim consolidated financial information because these reports are not "reports" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

    Future consolidated financial statements of CMS Energy and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this Prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.


             PLAN OF DISTRIBUTION

    CMS Energy may sell the Offered Securities (i) through the solicitation of proposals of underwriters or dealers to purchase the Offered Securities; (ii) through underwriters or dealers on a negotiated basis, (iii) directly to a limited number of purchasers or to a single purchaser; or (iv) through agents. The Prospectus Supplement with respect to any Offered Securities will set forth the terms of such offering, including the name or names of any underwriters, dealers or agents; the purchase price of the Offered Securities and the proceeds to CMS Energy from such sale; any underwriting discounts and commissions and other items constituting underwriters' compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Offered Securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Offered Securities if any are purchased.

    If dealers are utilized in the sale of Offered Securities, CMS Energy will sell such Offered Securities to the dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

    The Offered Securities may be sold directly by CMS Energy or through agents designated by CMS Energy from time to time. Any agent involved in the offer or sale of the Offered Securities in respect to which this Prospectus is delivered will be named, and any commissions payable by CMS Energy to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    The Offered Securities may be sold directly by CMS Energy to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

    Agents, dealers and underwriters may be entitled under agreements with CMS Energy to indemnification by CMS Energy against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for CMS Energy in the ordinary course of business.

    The Offered Securities may or may not be listed on a national securities exchange. Reference is made to the Prospectus Supplement with regard to such matter. No assurance can be given that there will be a market for any of the Offered Securities.

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.


                                                    Amount



Filing fee - Securities and Exchange
   Commission  . . . . . . . . . . .             $ 151,515
Listing on New York Stock Exchange . . . .               0
Preparation of Stock Certificates  . . . .           5,000*
Printing and Engraving . . . . . .                  50,000*
Services of counsel  . . . . . . .                  40,000*
Services of independent public accountants,
   Arthur Andersen LLP  . . . . . .                 30,000*
Rating Agency Fees . . . . . . . .                 170,000*
Trustees Fees  . . . . . . . . . .                  60,000*
Blue Sky fees and expenses . . . .                  20,000*
Miscellaneous  . . . . . . . . . .                  40,000*
                                                   -------
         Total: . . . . . . .                 $    566,515
                                                   =======
* Estimated

Item 15.  Indemnification of Directors and Officers.

The following resolution was adopted by the Board of Directors of CMS Energy on May 6, 1987:

    RESOLVED: That effective March 1, 1987 the Corporation shall indemnify to the full extent permitted by law every person (including the estate, heirs and legal representatives of such person in the event of the decease, incompetency, insolvency or bankruptcy of such person) who is or was a director, officer, partner, trustee, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all liability, costs, expenses, including attorneys' fees, judgments, penalties, fines and amounts paid in settlement, incurred by or imposed upon the person in connection with or resulting from any claim or any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative, investigative or of whatever nature, arising from the person's service or capacity as, or by reason of the fact that the person is or was, a director, officer, partner, trustee, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such right of indemnification shall not be deemed exclusive of any other rights to which the person may be entitled under statute, bylaw, agreement, vote of shareholders or otherwise.

CMS Energy's Bylaws provide:

    The Corporation may purchase and maintain liability insurance, to the full extent permitted by law, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity.

Article VIII of the Articles of Incorporation reads:

    A director shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of duty as a director except
(i) for a breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for a violation of Section 551(l) of the Michigan Business Corporation Act, and
(iv) any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article VIII, and no modification to its provisions by law, shall apply to, or have any effect upon, the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, repeal or modification.

Article IX of the Articles of Incorporation reads:

    Each director and each officer of the Corporation shall be indemnified by the Corporation to the fullest extent permitted by law against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the defense of any proceeding in which he or she was or is a party or is threatened to be made a party by reason of being or having been a director or an officer of the Corporation. Such right of indemnification is not exclusive of any other rights to which such director or officer may be entitled under any now or hereafter existing statute, any other provision of these Articles, bylaw, agreement, vote of shareholders or otherwise. If the Business Corporation Act of the State of Michigan is amended after approval by the shareholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Business Corporation Act of the State of Michigan, as so amended. Any repeal or modification of this Article IX by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

    Sections 561 through 571 of the Michigan Business Corporation Act provides CMS Energy with the power to indemnify directors, officers, employees and agents against certain expenses and payments, and to purchase and maintain insurance on behalf of directors, officers, employees and agents.

    Officers and directors are covered within specified monetary limits by insurance against certain losses arising from claims made by reason of their being directors or officers of CMS Energy or of CMS Energy's subsidiaries and CMS Energy's officers and directors are indemnified against such losses by reason of their being or having been directors or officers of another corporation, partnership, joint venture, trust or other enterprise at CMS Energy's request. In addition, CMS Energy has indemnified each of its present directors by contracts that contain affirmative provisions essentially similar to those in sections 561 through 571 of the Michigan Business Corporation Act summarized above.


Item 16.  Exhibits.

Exhibit No.      Description

 (1)(a)  -  Form of Underwriting Agreement with respect to the
            Offered Securities. To be filed as an exhibit to a report on Form 8-K pursuant to Item 601(b)(1) of Regulation S-K under the Securities Act.

*(4)(a)  -  Indenture dated as of September 15, 1992 between
            CMS Energy and NBD Bank, as Trustee. (Indenture under which the Senior Debt Securities will be issued.) (Designated in CMS Energy's Form S-3 Registration Statement filed May 1, 1992, File No. 33-47629, as Exhibit (4)(a).)

            First Supplemental Indenture dated as of October 1,
            1992 between CMS Energy and NBD Bank, as Trustee.
            (Designated in CMS Energy's Form 8-K dated October 1,
            1992, File No. 1-9513, as Exhibit (4).)

            Second Supplemental Indenture dated as of October 1,
            1992 between CMS Energy and NBD Bank, as Trustee.
            (Designated in CMS Energy's Form 8-K dated October 1,
            1992, File No. 1-9513, as Exhibit 4(a).)

*(4)(b)  -  Indenture dated as of January 15, 1994 between
            CMS Energy and The Chase Manhattan Bank, as Trustee.
            (Designated in CMS Energy's Form 8-K dated March 29,
            1994, File No. 1-9513, as Exhibit (4)(a).)

            First Supplemental Indenture dated as of January 20,
            1994 between CMS Energy and The Chase Manhattan Bank, as Trustee. (Designated in CMS Energy's Form 8-K dated March 29, 1994, File No. 1-9513, as
            Exhibit (4)(b).)

            Second Supplemental Indenture dated as of March 19, 1996 between CMS Energy and The Chase Manhattan Bank, as Trustee. (Designated in CMS Energy's Form 10-Q for the quarter ended March 31, 1996, File No. 1-9513, as Exhibit (4).)

*(4)(c)  -  Credit Agreement dated as of November 21, 1995, among
            CMS Energy, the Banks, the Co-Agents, the
            Documentation Agent, the Operational Agent and the Co-Managers, all as defined therein, and the Exhibits thereto. (Designated in CMS Energy's Form S-4
            Registration Statement filed January 12, 1996, File
            No. 33-60007, as Exhibit 4(ii).)

*(4)(d)  -  Term Loan Agreement dated as of November 21, 1995, among CMS Energy, the Banks, the Co-Agents, the Documentation Agent, the Operational Agent and the Co-Managers, all as defined therein, and the Exhibits thereto. (Designated in CMS Energy's Form S-4
            Registration Statement filed January 12, 1996, File
            No. 33-60007, as Exhibit 4(ii)(A).)

 (4)(e)  -  Form of Subordinated Debt Securities Indenture between
            CMS Energy and The Bank of New York, as Trustee.

*(4)(f)  -  Restated Articles of Incorporation of CMS Energy.
            (Designated in CMS Energy's Form S-4 dated June 6,
            1995, File No. 1-9513, as Exhibit (3)(i).

*(4)(g)  -  By-Laws of CMS Energy.  (Designated in CMS Energy's
            Form 10-K for the year ended December 31, 1994, File
            No.  1-5611, as Exhibit 3(c).)

 (5)     -  Opinion of Michael D. VanHemert, Assistant General
            Counsel for CMS Energy.

 (12)    -  Statement re computation of ratios of earnings to
            fixed charges.

 (15)       -    Letter regarding unaudited interim financial
                 information.

 (23)(a)    -    Consent of Michael D. VanHemert, Assistant General
                 Counsel for CMS Energy (included in Exhibit (5)(a) above).

 (23)(b) -  Consent of Arthur Andersen LLP.

 (24)    -  Powers of Attorney.

 (25)(a)    -    Statement of Eligibility and Qualification of NBD Bank
                 (Trustee under the Senior Debt Indenture).

 (25)(b)    -    Statement of Eligibility and Qualification of The Bank
                 of New York, (Trustee under the Subordinated Debt
                 Indenture).
_________________
*Previously filed

    Exhibits listed above which have been filed with the Securities and Exchange Commission are incorporated herein by reference with the same effect as if filed with this Registration Statement.

Item 17.  Undertakings.

    The undersigned registrants hereby undertake:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that
(i) and (ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                  SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dearborn, and State of Michigan, on the 26th day of November, 1996.



                     CMS ENERGY CORPORATION



                     By  /s/ A M Wright
                       ----------------------------
                        Alan M. Wright
                        Senior Vice President,
                        Chief Financial Officer and
                         Treasurer


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their respective capacities as officers and/or directors of CMS Energy Corporation and on the dates indicated.



    Name                Title

(i) Principal executive officer

                                      Chairman of the Board,
                                      Chief Executive Officer
  /s/ William T. McCormick, Jr.           and Director
----------------------------------
    (William T. McCormick, Jr.)



(ii) Principal financial officer:

                                      Senior Vice President,
                                      Chief Financial Officer
  /s/ A M Wright                         and Treasurer
----------------------------------
    (Alan M. Wright)



(iii) Controller or principal accounting officer:

                                    Senior Vice President, Controller
  /s/ P.D. Hopper                     and Chief Accounting Officer
----------------------------------
    (Preston D. Hopper)

                 *
-----------------------------
    (James J. Duerstadt)     Director


                 *
-----------------------------
    (Kathleen R. Flaherty)   Director


                 *
-----------------------------
    (Victor J. Fryling) Director


                 *
-----------------------------
    (Earl D. Holton) Director


                 *
-----------------------------
    (Lois A. Lund)     Director


                 *
-----------------------------
    (Frank H. Merlotti) Director


                 *
-----------------------------
    (Michael G. Morris) Director


                 *
-----------------------------
    (William U. Parfet) Director


                 *
-----------------------------
    (Percy A. Pierre)  Director


                 *
-----------------------------
    (Kenneth Whipple)  Director


                 *
-----------------------------
    (John B. Yasinsky) Director


*By  /s/ A M Wright
    -----------------------
    (Alan M. Wright)
      Attorney-in-fact